Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company”)
Suite 303, 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Item 2.	Date of Material Change

January 30, 2018.

Item 3.	News Release

News Release dated January 30, 2019 was disseminated through Cision Ltd.

Item 4.	Summary of Material Change

The Company closed the second and final tranche of its previously announced upsized brokered syndicated private placement of units for additional proceeds of $9,825,000 (all figures in Canadian dollars). Combined with the closing of the first tranche of 5,063 Units on December 31, 2018, total gross proceeds from the private placement of units are $14,888,000.

Item 5.1	Full Description of Material Change

On January 30, 2019, the Company closed the second and final tranche of its previously announced upsized brokered syndicated private placement of units (each, a “Unit”) (the “Offering”) for additional proceeds of $9,825,000 (all figures in Canadian dollars). Combined with the closing of the first tranche of 5,063 Units on December 31, 2018, total gross proceeds from the Offering are $14,888,000.

The Offering was led by Industrial Alliance Securities Inc. with Canaccord Genuity Corp. and Sprott Capital Partners, a division of Sprott Private Wealth LP, as syndicate members.

Each Unit consists of one $1,000 principal amount 10% unsecured convertible debenture (a “Debenture”) and one-half of one non-transferable debenture warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional $1,000 principal amount 10% unsecured convertible debenture (a “Warrant Debenture”) at an exercise price of $1,000 per Warrant Debenture. The Debentures are convertible to common shares of C21 Investments at a price of $0.80 per common share. The Warrant Debentures are convertible into common shares of C21 Investments at a price of $0.90 per common share. The Debentures and Warrant Debentures will mature on January 30, 2021, two years from the date of issue of the Debentures. The Units, Debentures, Warrants, Warrant Debentures and the common shares issuable upon conversion of the Debentures and Warrant Debentures are subject to resale restrictions under applicable Canadian securities laws for a period of four months following the closing date.

The Agents received cash commissions of $524,700 representing the Agents’ 6% retail commission and $32,400 representing the Agents’ 3% commission on purchasers on the “President’s List” 557 compensation warrants (the “Agent’s Compensation Warrants”), representing (i) 6% of the aggregate number of Units sold pursuant to the Offering, other than Units sold to persons on the President’s List, and (ii) 3% of the aggregate number of Units sold to persons on the President’s List. Each Agent’s Compensation Warrant is exercisable to purchase one Unit at $1,000 at any time prior to January 30, 2021.

Net proceeds from the Offering are intended to be used primarily to complete previously announced acquisitions in the United States, and to upgrade and expand the acquired businesses.

Leonard Werden, a director of the Company (the “Insider Placee”) purchased or acquired direction and control over a total of 30 Units under the Offering. This subscription constituted a “related party transaction” with the Company under applicable securities regulatory rules and policies. The Insider Placee and his Common Share positions before and after completion of the Offering are as follows (including Common Shares underlying Debentures and potential Warrant Debentures):

Insider Placee	Number and percentage of Common Shares beneficially owned or controlled prior to the Offering	Maximum number of Common Shares that may be acquired under the Offering(1)	Number of Common Shares beneficially owned or controlled (directly or indirectly) after the Offering)(2)	Percentage of Common Shares after the Offering(2)
Leonard Werden	165,000 (0.28%)	54,166	219,166	0.28%

___________________________

(1)	Represents Common Shares underlying Debentures and Warrant Debentures issued or issuable under the Private Placement

(2)

Includes Common Shares underlying Debentures and Warrant Debentures issued or issuable under the Private Placement (including under Agents’ Compensation Warrants), but excludes Common Shares underlying other outstanding warrants and options issued by the Company.

The Insider Placee participated in the Offering in order to assist the Company in raising the required funds to pursue its business objectives and for investment purposes. The subscription of the Insider Placee contributed $30,000 of gross proceeds to the Company’s treasury. The participation of the Insider Placee in the Offering received disinterested directors’ approval.

In connection with the Offering, the Insider Placee entered into a Subscription Agreement with the Company that contain customary terms and are in the same applicable form as that entered into by other placees.

The subscription for Units by the Insider Placee constituted a “related party transaction”, within the meaning Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted by the Ontario Securities Commission and other securities regulatory authorities. The Company has relied on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101 in respect of related party participation in the Offering on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the subscriptions for Units by the Insider Placee exceeded 25% of the Company’s “market capitalization” (as calculated for the purposes of MI 61-101).

This material change report is not being filed more than 21 days prior to closing of the Offering due to there being less than 21 days between the effective date of the subscription agreement between the Insider Placee and the Company and the closing date of the Offering.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 718-2800

Item 9.	Date of Report

February 6, 2019